RECEIVED

2007 MAY 22 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 9, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200



PROCESSED
MAY 24 2007
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

07023703

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the notice of annual general meeting, dated April 30, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 30, 2007;

2. The Company's circular regarding proposals for re-election of directors, general mandate to repurchase shares and to issue new shares, and amendment to bye-laws and notice of annual general meeting, dated April 30, 2007;

3. The Company's circular regarding discloseable transactions and formation of a joint venture for development of land in Hong Kong, dated April 19, 2007;

dlw 5/22

4.   The Company's announcement regarding the discloseable transactions and formation of a joint venture for development of land in Hong Kong, dated April 4, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 10, 2007;

5.   The Company's announcement regarding the annual results for the year ended December 31, 2006, dated March 29, 2007; published (in English language) in the South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on March 30, 2007;

6.   The Company's Annual Report 2006;

7.   The Company's announcement regarding the termination of agreement dated May 26, 2006 for formation of joint venture with a wholly-owned subsidiary of China Vanke, dated March 2, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on March 5, 2007;

8.   The Company's announcement regarding the resignation of Mr William Lo as an executive director of the Company with effect from January 1, 2007, dated January 1, 2007; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on January 2, 2007; and

9.   The Company's announcement regarding the continuing connected transaction, dated November 10, 2006; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on November 13, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\43sec.doc

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31 December 2006.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE NEW SHARES, AND AMENDMENT TO BYE-LAWS, AND NOTICE OF ANNUAL GENERAL MEETING

30 April 2007

CONTENTS

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in the Bermuda with limited liability)
(Stock Code: 173)

Principal Place of Business in Hong Kong
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

PROXY FORM for use at the 2007 annual general meeting or any adjournment thereof

I/We *(note 1)* _____

of _____

being the registered holder(s) of *(note 2)* _____

shares of HK$0.10 each in K. Wah International Holdings Limited (*"Company"*), hereby appoint *(note 3)* the Chairman of the

meeting or _____

of _____

as my/our proxy to attend and act for me/us at the 2007 annual general meeting ("*Meeting*") of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 20 June 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "✓" in the boxes provided below how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2006.	☐	☐
2.	To declare a final dividend.	☐	☐
3.	To re-elect the following persons as directors:		
	a. Mr. Lennon Lun Tsan Kau	☐	☐
	b. Ms. Paddy Tang Lui Wai Yu	☐	☐
	c. Dr. Robin Chan Yau Hing	☐	☐
	And to fix the remuneration of the directors for the year ended 31 December 2006 and for subsequent financial years until otherwise determined.	☐	☐
4.	To re-appoint PricewaterhouseCoopers as auditors and authorise the directors to fix their remuneration.	☐	☐
5.	To pass Ordinary Resolutions for the following:		
	5.1 Giving a general mandate to the directors to repurchase shares of the Company;	☐	☐
	5.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company; and	☐	☐
	5.3 Extending the general mandate as approved under 5.2.	☐	☐
6.	To pass Special Resolution for the amendments to Bye-laws.	☐	☐

Shareholder's Signature: _____   Date: _____

Notes:
1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice, who need not be a member of the Company, but must attend the Meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. In the case of joint holders, this proxy form must be signed by the member whose name stands first on the registers of members. Further, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the registers of members.
5. This proxy form must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote(s) or abstain from voting at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting ("*Notice*").
7. To be valid, this proxy form together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority **must be deposited at the Company's principal place of business in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** not less than **48 hours before the time appointed for the Meeting** or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.
9. The Notice is set out in the Company's circular dated 30 April 2007 ("*Circular*").
10. Details of the directors' remuneration for the year ended 31 December 2006 and for subsequent financial years are set out in the Note 6 of Notice which appears in Appendix III to the Circular.
11. Biographical details of the directors proposed to be re-elected at the Meeting are set out in Appendix I to the Circular.

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

二零零七年股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)* ____________________

寓 ____________________

為嘉華國際集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)* ____________________ 股

之註冊持有人，茲委任*(註三)*會議主席或 ____________________

寓 ____________________

為本人／吾等之代表，代表本人／吾等出席於二零零七年六月二十日星期三上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司二零零七年股東週年大會(「年會」)，藉以考慮並酌情通過召開年會通告所載之各項議案，並於年會(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「✓」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a. 倫贊球先生	☐	☐
	b. 鄧呂慧瑜女士	☐	☐
	c. 陳有慶博士	☐	☐
	及釐定截至二零零六年十二月三十一日止年度及每一財政年度(除非另有決議)之董事袍金。	☐	☐
4.	重聘羅兵咸永道會計師事務所為本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：		
	5.1 授予董事一般授權以購回本公司之股份；	☐	☐
	5.2 授予董事一般授權以配發、發行及處理本公司之新增股份；及	☐	☐
	5.3 擴大上述5.2項之一般權力。	☐	☐
6.	通過為特別決議案以修訂公司細則。	☐	☐

股東簽署：____________________　　　　日期：____________________

附註：

一、 請用正楷填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席年會以代表股東。倘作出此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。　閣下於填妥及交回代表委任表格後仍可親自出席年會及於會上投票。在此情況下，委任代表文件將被視為經已撤銷。

四、 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。本公司只接受排名最先的註冊股東親自或委任代表所投之票為有效。因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。

五、 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、 如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票或放棄投票。代表亦可對召開年會之通告(「通告」)所述者以外而在年會上適當提呈之任何決議案投票。

七、 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於年會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司之香港主要辦事處，地址為**香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)**，方為有效。

八、 本表格之每項更正，均須由簽署人簡簽示可。

九、 通告載於二零零七年四月三十日之本公司通函(「通函」)。

十、 截至二零零六年十二月三十一日止年度及每一財政年度之董事袍金之詳細資料載於通函附錄三之通告附註第6項。

十一、 擬於年會上重選留任董事之詳細資料載於通函附錄一。

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2006 AGM"	the annual general meeting of the Company held on 29 May 2006
"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 20 June 2007 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31 December 2006
"associate"	has the meaning as ascribed to the expression under the Listing Rules
"Bye-laws"	the Bye-laws of the Company and "Bye-law" accordingly
"Board"	the board of Directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"connected persons"	has the meaning as ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	24 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trusts"	the two discretionary Lui Family trusts established by Dr. Che-woo Lui, an executive director and the Chairman of the Company, as founder
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

∩U K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM *(Managing Director (Acting))*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

**Principal Place of Business
in Hong Kong:**
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

30 April 2007

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS,
GENERAL MANDATE TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES,
AND AMENDMENT TO BYE-LAWS,
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% and to issue new Shares as not exceeding 20% of the Company's issued share capital as at the date of passing of such resolutions; (iii) the proposed amendment to the Bye-laws, and to give you the notice of the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Bye-law 109(A) of the Bye-laws, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu (being Executive Directors) and Dr. Robin Chan Yau Hing (being Independent Non-executive Director) shall retire by rotation at the Annual General Meeting. All retiring Directors, being eligible, offer themselves for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

Dr. Robin Chan Yau Hing has made his annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company is of the view that Dr. Robin Chan Yau Hing meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

Pursuant to Bye-law 114, any Shareholder who wishes to nominate a person to stand for election as a Director at the Annual General Meeting must lodge with the Company at its principal place of business in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong within the period from 1 May 2007 to 7 May 2007 (both days inclusive) and in any event by 24 May 2007 the latest: (i) his written nomination of the candidate, (ii) written confirmation from such nominated candidate of his willingness to be elected as Director and (iii) the biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company. If such nomination and/or information is received less than 21 days before the Annual General Meeting, the Company may adjourn the Annual General Meeting to allow Shareholders sufficient time to consider the same.

GENERAL MANDATE TO REPURCHASE SHARES AND ISSUE NEW SHARES

At the 2006 AGM, ordinary resolutions were passed granting general mandates for the Directors to repurchase Shares not exceeding 10% ("*Existing Repurchase Mandate*") and to issue and allot new Shares not exceeding 20% ("*Existing Share Issue Mandate*") of the issued share capital of the Company as at that date.

The Existing Repurchase Mandate and the Existing Share Issue Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate and the Existing Share Issue Mandate increase the flexibility of the Board in managing the Company's financial affairs and capital base and are in the interests of the Shareholders, and that they shall continue to be adopted by the Company.

At the Annual General Meeting, a new general mandate for the Directors to repurchase Shares representing up to 10% and a new general mandate for the Directors to issue and allot new Shares as not exceeding 20% of the issued share capital of the Company as at the date of passing of such resolutions, as respectively set out in Resolution 5.1 ("*New Repurchase Mandate*") and in Resolutions 5.2 and 5.3 ("*New Share Issue Mandate*") in the notice of the Annual General Meeting, will be proposed. Resolution 5.2 also proposes to add to the 20% limit under the New Share Issue Mandate such Shares as may be repurchased pursuant to the New Repurchase Mandate, assuming Resolutions 5.1, 5.2, and 5.3 are all passed, and the mandates sought therein all granted, by Shareholders at the Annual General Meeting.

With respect to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares. An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular. With respect to the proposed New Share Issue Mandate, as at the Latest Practicable Date (assuming no further changes to the issued share capital of the Company from that date till the date of the Annual General Meeting), the maximum number of Shares that can be allotted and issued by the Company is 486,822,300 Shares.

AMENDMENT TO BYE-LAWS

In order to bring the Bye-laws in line with the amendment in paragraph 4(3) of Appendix 3 to the Listing Rules relating to the procedure for the removal of Directors which came into effect on 1 March 2006, the Board proposes to pass a special resolution at the Annual General Meeting to amend the relevant provisions of the Bye-laws. Full extent of the special resolution containing the proposed amendments to the Bye-laws as set out in Resolution 6 in the notice of the Annual General Meeting is set out in Appendix III to this circular.

RIGHT TO DEMAND A POLL

Bye-law 78 of the Bye-laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) is demanded:

(i)   by the Chairman of the meeting; or

(ii)   by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv)   by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

If the Chairman of the Annual General Meeting holds, or he is aware that the Directors individually or collectively hold proxies in respect of Shares holding 5% or more of the total voting rights at the Annual General Meeting, then in compliance with the requirements of Rule 13.39(3), if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman will demand a poll, and the Chairman will disclose to the meeting the total number of votes represented by all proxies held by Directors indicating an opposite vote to the votes cast at the meeting on show of hands. If it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, the Chairman will not demand a poll.

Except where a poll is required, the Chairman of the meeting would indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands.

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out in Appendix III to this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and **return it to** the principal place of business of the Company in Hong Kong at **29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** as soon as possible and, in any event, so as to be received by the Company not less than **48 hours before the time appointed for holding the Annual General Meeting** or any adjournment thereof. Completion and delivery of the proxy form will not prevent you from attending and voting in person at the meeting if you so wish.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate, the New Share Issue Mandate, and the amendment to Bye-laws are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

The details of the Directors proposed to be re-elected at the Annual General Meeting are set out below:

Mr. Lennon Lun Tsan Kau, aged 52, joined the Group in 1999 and has been an executive Director and the Deputy Managing Director of the Company since December 2001. Mr. Lun holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, USA and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior executive and management positions in renowned multinational companies and has extensive operations experience in Mainland China. He is also an independent non-executive director of Applied Development Holdings Limited, a company listed in Hong Kong. In addition, he is a director of a number of subsidiaries of the Company.

Save as disclosed herein and apart from being an executive Director of the Company, Mr. Lun did not hold any directorship in any other listed public company in the past three years.

Save as disclosed above and except for the relationship arising from his directorship in the Company, Mr. Lun does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lun's service contract does not provide for a specified length of service with the Company. The term of his service as a Director is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. His emoluments comprise an annual salary (including allowances), an annual director's fee (which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting), and discretionary share options. Mr. Lun has received director's emoluments of HK$2,506,550 including salary, allowances and benefits in kind, discretionary bonus, pension scheme contribution and share options for the year ended 31 December 2006. An annual director's fee of HK$80,000 will be payable to Mr. Lun for the year ended 31 December 2006, subject to the approval of the Shareholders at the Annual General Meeting. Director's fee for the year ending 31 December 2007 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2008. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Mr. Lun has interests in 1,560,931 Shares and 670,000 share options of the Company. Save as disclosed in this circular, Mr. Lun has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Mr. Lun which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Ms. Paddy Tang Lui Wai Yu, JP, aged 53, joined K. Wah group in 1980 and has been an executive Director of the Company since June 1989. She holds a bachelor of commerce degree from McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang was a member of the Election Committee of Hong Kong. She is also a member of various public and social service organisations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform. Ms. Tang was appointed the Justice of Peace by Hong Kong Government on 1 July 2005. Ms. Tang has been again elected as a member of the Election Committee of Hong Kong in December 2006. She is also an executive director of Galaxy Entertainment Group Limited, a company listed in Hong Kong. In addition, she is a director of a number of subsidiaries of the Company.

Save as disclosed herein and apart from being an executive director of the Company, Ms. Tang did not hold any directorship in any other listed public company in the past three years.

Ms. Tang is a daughter of Dr. Che-woo Lui, Chairman and controlling shareholder of the Company, and the elder sister of Mr. Francis Lui Yiu Tung, an executive Director of the Company. She is also a direct or indirect discretionary beneficiary of the Trusts which are controlling shareholders. Save as disclosed, Ms. Tang does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Ms. Tang. The term of her service as a Director is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. Her emoluments comprise an annual salary (including allowances), an annual director's fee (which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting), and discretionary share options. Ms. Tang has received director's emoluments of HK$1,904,422 including salary, allowances and benefits in kind, discretionary bonus, pension scheme contribution and share options for the year ended 31 December 2006. An annual director's fee of HK$80,000 will be payable to Ms. Tang for the year ended 31 December 2006 subject to the approval of the Shareholders at the Annual General Meeting. Director's fee for the year ending 31 December 2007 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2008. Her emoluments are determined by reference to her duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Ms. Tang has interests in 1,275,570,742 Shares (including deemed interests) and 930,000 share options of the Company. Save as disclosed in this circular, Ms. Tang has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Ms. Tang which is discloseable nor is she involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, (independent non-executive Director) aged 74, has been a Director since June 1989 and has become an independent non-executive Director since 1998. A banker with over 40 years of experience, he is the Chairman of Asia Financial Holdings Limited, which is a company listed in Hong Kong and is the holding company of Asia Insurance Company Limited. Dr. Chan is also a director of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited) and Keck Seng Investments (Hong Kong) Limited, both companies are listed in Hong Kong, and numerous other companies. In addition, he is a Deputy to the Chinese National People's Congress and the Ex-officio Life Honorary Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Save as disclosed herein and apart from being an independent non-executive Director of the Company, Dr. Chan did not hold any directorship in any other listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save as disclosed herein and except for the relationship arising from his directorship in the Company, Dr. Chan does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Chan. Dr. Chan's original term was 3 years expiring in 2007. Subject to retirement and re-election at the annual general meeting in accordance with the Bye-laws, Dr. Chan will serve another term of 3 years as the independent non-executive Director of the Company. The amount of emoluments payable to Dr. Chan comprises an annual director's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, and discretionary share options. Dr. Chan has received director's emoluments of HK$57,500 being the share-based payment for the year ended 31 December 2006. An annual director's fee of HK$80,000 will be payable to Dr. Chan for the year ended 31 December 2006 subject to the approval of the Shareholders at the Annual General Meeting. Director's fee for the year ending 31 December 2007 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2008. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Dr. Chan has interests in 432,651 Shares and 500,000 share options of the Company. Save as disclosed in this circular, Dr. Chan has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Dr. Chan which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,434,111,502 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 14,267,000 Shares and convertible bonds which are convertible into an aggregate of 21,276,595 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options or the conversion rights attaching to the convertible bonds) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 243,411,150 Shares during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company in 2008; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Bye-laws or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2006, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company as disclosed in the latest published financial statements of the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Bye-laws and the applicable laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, 1,268,160,371 Shares, representing approximately 52.10% of the issued share capital of the Company, were held by the Trusts. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the Trusts, are deemed to be interested in those Shares held by the Trusts. Besides, apart from the shareholding interest disclosed hereinabove, these three Directors had an aggregate interest (including family interests and corporate interests) in 62,704,734 Shares representing approximately 2.58% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full and taking no account of the exercise of outstanding options or the conversion of the convertible bonds, the aforesaid interests of Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 60.75% of the issued share capital of the Company but the Shares held by the public will not fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate in such a way as will result in an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest (HK$)	Lowest (HK$)
2006		
April	2.750	2.250
May	2.525	2.025
June	2.825	2.300
July	2.825	2.450
August	2.580	2.370
September	2.660	2.280
October	2.450	2.310
November	2.760	2.390
December	2.600	2.260
2007		
January	2.510	2.310
February	3.440	2.350
March	3.150	2.660
April (up to the Latest Practicable Date)	2.940	2.730

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Bermuda.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTICE IS HEREBY GIVEN that the Annual General Meeting *("AGM")* of the shareholders of K. Wah International Holdings Limited *("Company")* will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 20 June 2007 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2006;

2. To declare a final dividend for the year ended 31 December 2006;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   5.1 "**THAT**

   (a) a general mandate be and is hereby given unconditionally to the directors of the Company ("*Directors*") during the Relevant Period to exercise all the powers of the Company to repurchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("*Listing Rules*") provided that the aggregate nominal amount of shares so repurchased or otherwise acquired pursuant to the approval in this paragraph 5.1(a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next AGM of the Company;

   (ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

   (iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "THAT

(a) subject to paragraph 5.2(c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power;

(b) The mandate in paragraph 5.2(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period;

(c) The aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2(a) above — otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) For the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next AGM of the Company;

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii)   the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3   **"THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6.   As special business, to consider and, if thought fit, pass the following resolution as Special Resolution:

"**THAT** the existing Bye-laws of the Company ("*Bye-laws*") be and are hereby amended in the following manners:

(i)   (a)   Bye-law 107(A)(vii)

By deleting the words "a special resolution" and substituting therefor the words "an ordinary resolution" in the first line; and

(b)   Bye-law 115

By deleting the words "special resolution" and substituting therefor the words "ordinary resolution" in the first line,

and that any Director be and is hereby authorized to take such further action as he may, in his sole and absolution thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing Bye-laws; and

(ii)   the new Bye-laws, consolidating all of the proposed amendments referred to in Resolution 6(i) and all previous amendments made in compliance with applicable laws, be and are hereby adopted with immediate effect in replacement of the existing Bye-laws."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 30 April 2007

Notes

1. Shareholder entitled to attend and vote at the AGM to be held on 20 June 2007 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.

2. Proxy form for use at the AGM is sent to the shareholders together with the 2006 Annual Report on 30 April 2007. The proxy form will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.

3. The Board has recommended a final dividend (scrip with cash option) of 2.5 HK cents per share.

4. The registers of members will be closed from 13 June 2007 to 20 June 2007 (both days inclusive) during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:30 p.m. on 12 June 2007.

5. On agenda item 3 of this Notice, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire at the AGM by rotation in accordance with the Bye-laws of the Company and they, being eligible, offer themselves for re-election as such by the shareholders of the Company. Biographical details of these three Directors are set out in Appendix I to this circular. Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in this circular. Shareholders will vote on the re-election of these retiring Directors individually by separate resolutions.

6. The remuneration payable to Directors who serves on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31 December 2006, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year-end in question:

	Fee for Director acting as such for the year ended 31 December 2006 (and for subsequent financial years until otherwise determined)	
	Chairman *HK$*	Member *HK$*
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

7. On agenda item 4 of this Notice regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2007 cannot be fixed at the beginning of 2007 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31 December 2007, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2007 is required, and is hereby sought, at the AGM.

8. In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2006 Annual General Meeting of the Company held on 29 May 2006. No share has since been issued, or repurchased, pursuant to those previous mandates, both of which will lapse at the conclusion of the forthcoming AGM, unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to this circular.

9.   On agenda item 6 of this Notice regarding the amendments to the Bye-laws in order to bring the Bye-laws in line with paragraph 4(3) of Appendix 3 to the Listing Rules relating to the procedure for the removal of Directors, the Board proposes to pass Special Resolution 6 at the AGM to amend the relevant provisions of the Bye-laws. The Bye-laws are written in English and there is no official Chinese translation thereof. The Chinese version of Special Resolution 6 on amendments to the Bye-laws is purely a translation only. Should there be any discrepancies between the English and Chinese version, the English version shall prevail.

9.　有關本通告的第6項議程修訂本公司之公司細則，為使公司細則符合上市規則附錄三第4(3)段有關罷免董事程序之修訂，董事會建議於股東週年大會上動議通過第6項特別議案以修改上述相關的條文。上述有關修訂本公司的公司細則第6項決議案所載中文版本僅為翻譯版本。如中英文版本有任何歧異，概以英文版本為準。

附註

1. 有權出席將於二零零七年六月二十日舉行的年會及於會上投票的股東，均可委派一位或多位代表出席會議及以股份數目表決時代為投票。代表毋須為本公司股東。

2. 年會所適用的委任表格隨二零零六年年報於二零零七年四月三十日寄予股東。此委任表格將分別上載於本公司及香港聯合交易所有限公司之網址。委任表格必須填寫及簽署，並於年會(或其任何續會)舉行時間四十八小時前，送達本公司位於香港之主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)，方為有效。

3. 董事會建議派發以股代息(附現金選擇)末期股息每股港幣2.5仙。

4. 本公司將於二零零七年六月十三日至二零零七年六月二十日(包括首尾兩天)，暫停辦理股份過戶登記手續。凡擬收取末期股息者，務請在二零零七年六月十二日下午四時三十分前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓1712至1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司辦理股份過戶手續。

5. 有關本通告內的第3項議程，根據本公司之公司細則的規定，倫贊球先生、鄧呂慧瑜女士及陳有慶博士須於年會上輪值退任，惟合資格並願意膺選連任。該三位董事的個人資料載於本通函附錄一內。股東擬提名個別人士於年會上參選董事而須向本公司遞交建議之詳情已載於本通函「重選董事」一節內。各退任董事之重選將個別由股東投票逐一以獨立決議案進行表決。

6. 二零零六年十二月三十一日止之財政年度，及其後每一財政年度有關服務於董事會、審核委員會及薪酬委員會之董事酬金，將按下表之水平支付，直至本公司於下年度或日後之股東大會另有決議。上述之董事酬金由有關董事委員會各自的首次會議日期開始生效，或適用於按有關年度由出任日期至離任之日數按比例計算：

	截至二零零六年十二月三十一日止年度(及每一財政年度(除非另有決議))之董事袍金	
	主席	成員
	港幣	港幣
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關本通告的第4項議程授權董事釐定核數師酬金，股東必須垂注，核數師酬金須視乎年內的審核及其他工作的範圍和幅度而定，每年不同。因此核數師於二零零七年的審核服務酬金將無法在財政年度開始時決定。為確保能將核數師酬金列作截至二零零七年十二月三十一日止年度的營運開支，股東須於年會上通過授權董事釐定截至二零零七年十二月三十一日止年度的核數師酬金。

8. 有關第5.1及5.2項兩個決議案的一般授權，已在二零零六年五月二十九日舉行的二零零六年股東週年大會上以兩項普通決議案通過該等授權予董事。公司並無按此項先前之授權發行股份或購回股份。除非在即將舉行的年會上董事繼續獲得授權，否則此項授權將於年會結束時失效。目前，董事並無即時發行新股的方案。董事認為股東授權董事發行股份及購回股份，符合本公司及股東的最佳利益。載有說明函件之授權之建議載於本通函附錄二，敬希股東垂注。

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「**動議**授權董事，就載有本決議案之年會通告內第5.2項決議案（丙）段之（乙乙）分段所述之本公司股本，行使該決議案（甲）段所述之權力。」

6. 作為特別事項考慮下列決議案，如認為適當，即通過為特別決議案：

「**動議**本公司之公司細則作出下列修訂：

(i) （甲）公司細則第107(A)(vii)條

刪除於細則第107(A)(vii)條第一行內之「一個特別決議」，並以「一個普通決議」字詞取代之；及

（乙）公司細則第115條

刪除於細則第115條第一行內之「特別決議」字詞，並以「普通決議」字詞取代之。

及任何董事必須在授權代表本公司執行上述之更進一步行動時，於其職責上，確定其符合有關之公司細則修訂；及

(ii) 本公司之新公司細則整合了所有有關議案第6(i)項之建議修訂，及所有在會議前為符合法律規定之修訂表格，並特此正式通過即時取替本公司現存的公司細則。」

承董事會命
公司秘書
陳明德

香港，二零零七年四月三十日

5.2 「動議：

(甲) 在下文第5.2(丙)段之限制下，及根據百慕達金融管理局之批准下，無條件授權董事在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使該等權力的售股建議、協議、購股權證或認股權；

(乙) 上文第5.2(甲)段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權證及認股權；

(丙) 董事依據上文第5.2(甲)段授權配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股；或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時被本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何股份認股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外) — 不得超過總額：

(甲甲)　　本公司於通過本文第5.2項決議案當日已發行股本面值總額百分之二十；另加

(乙乙)　　(倘董事獲本公司股東根據一項獨立之普通決議案授權)本公司於本決議案獲通過後所購回之本公司股本面值總額(以本公司通過本決議案當日已發行股本面值總額百分之十為限)，

而上文所獲賦予之授權亦須受此限制；及

(丁) 就本文第5.2項決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i)　　本公司下年度股東週年大會結束；

(ii)　　本公司根據公司細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

（股份代號：173）

茲訂於二零零七年六月二十日星期三上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零七年嘉華國際集團有限公司（「**本公司**」）股東週年大會（「**年會**」），商議下列事項：

1.　省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2.　宣派截至二零零六年十二月三十一日止年度之末期股息；

3.　選舉董事，及釐定董事袍金；

4.　重聘核數師，並授權董事會釐定其酬金；

5.　作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

5.1　「**動議**：

（甲）無條件授權本公司董事（「**董事**」）根據一切適用的法例和香港聯合交易所有限公司證券上市規則（「**上市規則**」）的規定，於有關期間內行使本公司所有權力以購回或以其他方式收購本公司之股份，但就本文第5.1（甲）段之批准所購回或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，因此上述之授權須受此規限；及

（乙）就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i)　本公司下年度股東週年大會結束；

(ii)　本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii)　本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高（港幣）	最低（港幣）
二零零六年		
四月	2.750	2.250
五月	2.525	2.025
六月	2.825	2.300
七月	2.825	2.450
八月	2.580	2.370
九月	2.660	2.280
十月	2.450	2.310
十一月	2.760	2.390
十二月	2.600	2.260
二零零七年		
一月	2.510	2.310
二月	3.440	2.350
三月	3.150	2.660
四月(截至最後實際可行日期止)	2.940	2.730

購回股份

本公司於本通函日期前六個月內(無論是否在聯交所)並無購回任何股份。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及百慕達適用法律之規定行使購回股份之建議授權。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，該等信託持有1,268,160,371股股份(佔本公司已發行股本約52.10%)。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等信託之直接或間接之可能受益人，因而被視為於該等信託持有之股份中擁有權益。此外，除了上述之股權外，該三位董事合共擁有62,704,734股股份之權益(包括家族權益及公司權益)，佔本公司已發行股本約2.58%。

根據上述持股權益，倘根據新購回授權行使全部權力購回股份，及在並無計劃及行使尚未行使之認股權或轉換可換股債券之情況下，呂志和博士、呂耀東先生與鄧呂慧瑜女士於前述之權益將增至持有本公司已發行股本權益約60.75%，不過公眾人士持有之股份將不會低於已發行股份總數之25%。董事並不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事目前無意行使新購回授權，以如此方式進行，須根據收購守則第26條之規定提出強制性收購建議之責任。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括2,434,111,502股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購14,267,000股股份，以及一批合共可轉換為21,276,595股股份之可換股債券。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行(不論為一般性或因行使尚未行使認股權所附之認購權或可換股債券之所附之轉換權而發行)或購回股份之基準計算，於截至(i)本公司下屆之二零零八年股東週年大會結束；或(ii)公司細則或法例規定本公司須舉行下屆股東週年大會之日；或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日(以最早者為準)止之期間內，本公司可購回最多達243,411,150股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零六年十二月三十一日(即本公司最近期之經審核賬目編製完成之日)之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘若行使購回授權股份對本公司之營運資金需求(相對於最近期刊登之經審核財務報表所披露之狀況)，或董事認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據公司細則及百慕達適用之法律規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

陳有慶博士，GBS，LLD，太平紳士，（獨立非執行董事）現年七十四歲，自一九八九年六月起出任為董事，並於一九九八年起任獨立非執行董事。彼具有超過四十年銀行工作經驗，現為亞洲金融集團（控股）有限公司（為一間香港上市之公司）之主席，而該公司為亞洲保險有限公司之控股公司。陳博士亦為創興銀行有限公司（前稱廖創興銀行有限公司）及激成投資（香港）有限公司（均為香港上市之公司）之獨立非執行董事及其他多家公司之董事。此外，彼現任中華人民共和國全國人民代表大會之代表及香港中華總商會之當然永遠榮譽會長。

除上文所披露者及出任本公司之獨立非執行董事外，陳博士於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除上文所披露者及出任本公司董事職務外，陳博士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

陳博士與本公司並無訂立服務合約。陳博士之委任特定為三年，而其原有之任期於二零零七年屆滿。惟須按照公司細則於股東週年大會上退任並重選留任，陳博士將繼續出任另一任期三年為本公司之獨立非執行董事。應付予陳博士之薪酬包括將由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及酌情發放之認股權。截至二零零六年十二月三十一日年度止，陳博士獲取之董事酬金以股份認股權支付之款項為港幣57,500元。待股東於二零零七年股東週年大會上批准，截至二零零六年十二月三十一日止年度，陳博士將收取港幣80,000元之年度董事袍金。而截至二零零七年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零八年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，陳博士擁有432,651股股份及本公司500,000份認股權之權益。除本通函所披露者外，陳博士並無持有根據證券及期貨條例第XV部所指之任何股份權益。

關於陳博士所披露之事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，陳博士亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

鄧呂慧瑜女士，太平紳士，現年五十三歲，於一九八零年加入嘉華集團，並自一九八九年六月起任執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士曾為香港特別行政區選舉委員會委員。彼亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會及公司法改革常務委員會。鄧女士於二零零五年七月一日獲香港特別行政區政府委任為太平紳士。鄧女士於二零零六年十二月再次當選為香港特別行政區選舉委員會委員。彼亦為銀河娛樂集團有限公司(為一間香港上市公司)之執行董事。此外，彼為本公司多間附屬公司之董事。

除上文所披露者及出任本公司之執行董事外，鄧女士於過去三年內並無在其他上市公眾公司擔任任何董事職務。

鄧女士為呂志和博士(本公司之主席及控股股東)之女兒及呂耀東先生(執行董事)之胞姊。彼亦是作為本公司控股股東之該等信託之直接或間接可能受益人。除上文所披露者外，鄧女士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

鄧女士與本公司並無訂立服務合約，惟其之董事任期須按照公司細則於股東週年大會上輪值退任及重選留任。彼之薪酬包括年薪及津貼、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之認股權。截至二零零六年十二月三十一日止年度，鄧女士獲收取港幣1,904,422元之董事薪酬，包括薪金、津貼及非現金利益、酌情花紅、退休計劃的供款及認股權。待股東於股東週年大會上批准，截至二零零六年十二月三十一日止年度，鄧女士將會收取港幣80,000元之年度董事袍金。而截至二零零七年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零八年舉行之本公司股東週年大會上批准。彼之薪酬乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，鄧女士擁有1,275,570,742股股份(包括被視為持有之權益)及本公司930,000份認股權之權益。除本通函所披露者外，鄧女士並無持有根據證券及期貨條例第XV部所指之任何股份權益。

關於鄧女士所披露之事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，鄧女士亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

擬於股東週年大會上重選留任董事之詳細資料載列如下：

倫贊球先生，現年五十二歲，於一九九九年加入本集團。彼自二零零一年十二月起任本公司之執行董事及副董事總經理。倫先生持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。彼亦為實力建業集團有限公司（為一間香港上市公司）之獨立非執行董事。此外，彼為本公司多間附屬公司之董事。

除上文所披露者及出任本公司之執行董事外，倫先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。

除上文所披露者及出任本公司董事職務外，倫先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

倫先生與本公司之服務合約並無訂明服務本公司之固定年期，惟其之董事任期須按照公司細則於股東週年大會上輪值退任及重選留任。彼之薪酬包括年薪及津貼、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之認股權。截至二零零六年十二月三十一日止年度，倫先生獲收取港幣2,506,550元之董事薪酬，包括薪金、津貼及非現金利益、酌情花紅、退休計劃的供款及認股權。待股東於股東週年大會上批准，截至二零零六年十二月三十一日止年度，倫先生將會收取港幣80,000元之年度董事袍金。而截至二零零七年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零八年舉行之本公司股東週年大會上批准。彼之薪酬乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，倫先生擁有本公司1,560,931股股份及670,000份認股權之權益。除本通函所披露者外，倫先生並無持有根據證券及期貨條例第XV部所指之任何股份權益。

關於倫先生所披露之事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，倫先生亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

在股東週年大會上，如主席持有或知悉各董事個別或共同持有委任代表投票權，佔本公司股份的總投票權5%或以上，其須履行上市規則第13.39(3)條所述的責任。如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反，則主席應要求以投票方式表決，並須在會議上披露董事持有所有委任代表投票權書所代表的總票數，藉以顯示以舉手方式表決時所投的相反票。若持有總代表權之投票表決顯然不會推翻舉手表決的結果，則主席無須要求以投票方式表決。

如要求以投票方式進行表決，大會主席應在會上表明每項決議案的委任代表投票比例，以及贊成和反對票數(如以舉手方式表決)。

股東週年大會通告

股東週年大會通告載於本通函附錄三。隨年報附上股東週年大會適用之代表委任表格。不論　閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於**股東週年大會**(或**其任何續會**)**指定舉行時間最少四十八小時前交回**本公司之香港主要辦事處，地址為**香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)**。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

推薦意見

董事認為重選董事、新購回授權、新發股授權及修訂公司細則均符合本公司之最佳利益。故此，董事建議全體股東投票贊成將於股東週年大會上提呈該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零七年四月三十日

關於該項建議新購回授權,董事謹此表明彼等現時並無計劃購回任何股份。本通函附錄二收錄一份說明函件,載有上市規則規定之資料,讓股東能在知情之情況下,決定投票贊成或反對將於股東週年大會上提呈有關建議新購回授權之第5.1項決議案。至於該項建議新發股授權即建議之決議案第5.2及5.3項,於最後實際可行日期及假定從該日至股東週年大會日期間,本公司之已發行股本並無變化,則可供配發之股份總數為486,822,300股股份。

修訂公司細則

為使公司細則符合於二零零六年三月一日生效之上市規則附錄三第4(3)段有關罷免董事程序之修訂,董事會建議於股東週年大會上動議通過一項特別議案以修改與上述相關之條文。該公司細則特別議案之詳細建議修訂內容載於本通函附錄三第6項之決議案。

要求投票表決之權利

公司細則第78條有關股東要求投票表決之程序:

於任何股東大會提交會議表決之決議案將以舉手投票方式表決,除非(在宣佈舉手表決結果時或之前,或於撤回任何其他投票表決要求時)經下述任何一方要求進行投票表決:—

(i)　　大會主席;或

(ii)　　最少三名當時有權於大會上投票而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之股東;或

(iii)　　一名或多名佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之股東;或

(iv)　　一名或多名持有附有權利可於大會上投票之本公司股份(已繳足股款相當於該等附有權利可於大會上投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之股東。

除非正式要求投票表決及不予撤回,否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過,並登記於載述本公司大會紀錄之本公司名冊中,有關結果即為該事實之確證,而毋須提出投票贊成或反對該決議案之數目或比數之證明。

重選董事

根據公司細則第109(A)條,倫贊球先生及鄧呂慧瑜女士(為執行董事),以及陳有慶博士(為獨立非執行董事)須於股東週年大會上輪值退任。所有退任董事均表示如再度獲選,願繼續留任。

擬重選留任董事之詳細資料載於本通函附錄一。

陳有慶博士已根據上市規則第3.13條之規定提交確認其符合獨立性之週年確認書。本公司認為陳有慶博士符合載於上市規則第3.13條之獨立性指引,並根據該指引條文屬獨立人士。

根據公司細則第114條,倘股東擬提名個別人士於股東週年大會上參選董事,須於二零零七年五月一日至二零零七年五月七日期間(包括首尾兩天)或最遲於二零零七年五月二十四日前將(i)擬提名候選人之書面通知,(ii)該候選人接受提名參選董事之確認書,以及(iii)按上市規則第13.51(2)條所規定供本公司作出公佈之該候選人個人資料,送達本公司之香港主要辦事處,地址為香港北角渣華道191號嘉華國際中心二十九樓。如該等提名及資料未能於股東週年大會召開日前二十一天送抵本公司處理,則必要時股東週年大會有可能須押後,以便股東有充足時間參詳該等資料。

購回股份及發行新股份之一般授權

本公司已於二零零六年股東週年大會上通過普通決議案,授予董事購回不多於截至該決議案當日之本公司已發行股本10%股份之一般授權(「**現有購回授權**」),及發行不多於該決議案當日本公司已發行股本20%之一般授權(「**現有發股授權**」)。

現有購回授權及現有發股授權皆將於股東週年大會結束時屆滿。董事認為現有購回授權及現有發股授權皆增加董事會處理本公司事務及股本結構之靈活性,並符合股東之利益,而本公司應繼續採納該兩項授權。

本公司將於股東週年大會上提呈一項新一般授權,以按照股東週年大會通告所載第5.1項決議案所述購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「**新購回授權**」)。而於同一股東週年大會上,本公司亦提呈另兩項新一般授權,按股東週年大會通告所載第5.2及5.3項決議案所述,授權董事可發行最多不超過決議案通過日本公司已發行股本20%之新股份(「**新發股授權**」)。倘新購回授權及新發股授權均獲股東週年大會通過授予,則據新購回授權而購回之股份數目將可加入據新發股授權而配發之股份總數中。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：

呂志和博士，GBS、MBE、太平紳士、LLD、DSSc、DBA、(主席)
呂耀東
許淇安，GBS、CBE、QPM、CPM、(董事總經理(署理))
倫贊球，(副董事總經理)
鄧呂慧瑜，太平紳士

非執行董事：

鍾逸傑爵士，KBE、GBM、CMG、Hon. RICS、太平紳士*
梁文建，CBE、太平紳士
黃乾亨博士，GBS、太平紳士、LLD、DH
李東海博士，GBM、GBS、LLD、太平紳士*
陳有慶博士，GBS、LLD、太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：

香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

重選董事、
購回股份及發行新股份之一般授權
及修訂公司細則之建議；
及
股東週年大會通告

緒言

本通函旨在向　閣下提供在股東週年大會上提呈之決議案之資料。該等決議案為有關建議(i)重選董事；(ii)授予董事購回及發行分別最多佔截至該決議案通過當日之本公司已發行股本10%及20%之股份之一般授權；及(iii)修訂公司細則；並向　閣下提供股東週年大會通告。

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零六年股東週年大會」	指	本公司於二零零六年五月二十九日舉行之股東週年大會
「股東週年大會」	指	本公司將於二零零七年六月二十日星期三上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零六年十二月三十一日止年度之年報
「聯繫人士」	指	具有上市規則所賦予之涵義
「公司細則」	指	本公司之公司細則
「董事會」	指	本公司之董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年四月二十四日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「該等信託」	指	呂志和博士以創立人身份成立之兩個呂氏家族全權信託
「港幣」	指	香港法定貨幣港元

目　錄

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就對本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函送交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零六年十二月三十一日止年度之年報一併閱讀。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

重選董事、
購回股份及發行新股份之一般授權
及修訂公司細則之建議；
及
股東週年大會通告

二零零七年四月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

DISCLOSEABLE TRANSACTIONS AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

19 April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Ace Glory"	Ace Glory Limited, a company incorporated in Hong Kong with registered office presently at 9th Floor, Central Building, 3 Pedder Street, Hong Kong
"associates"	has the meanings ascribed thereto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Group"	collectively refers to the Company and its subsidiaries
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong)
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them)
"Joint Venture"	refers to the joint venture of the Company and the JV Partners formed for development of the Land through the JV Company and Ace Glory on the terms of the MOA
"JV Company"	Full Raise International Limited, a company incorporated in British Virgin Islands with registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and formed pursuant to the terms of the MOA for the purpose of the Joint Venture
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources, King Chance and Wideway Concept, and "JV Partner" is any one of them
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land Company Limited and is an Independent 3rd Party

"Land"	that piece of land registered in the Land Registry (New Territories) as Tai Po Town Lot No.188 at Pak Shek Kok Reclamation Phase I, Site C, Tai Po, New Territories, Hong Kong as described in the Land Grant
"Land Grant"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Ace Glory with the Hong Kong Government
"Latest Practicable Date"	17 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOA"	a Memorandum of Agreement dated 4 April 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is beneficially owned by Mr. Chen Din Hwa and an Independent 3rd Party
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an Independent 3rd Party
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	refers to the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	US Dollar, the lawfully currency of the United States of America
"Wealthy Vision"	Wealthy Vision Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"Wideway Concept"	Wideway Concept Limited, a limited company established in Hong Kong and an indirect wholly-owned subsidiary of USI Holdings Limited
"%"	Percentage

For the purpose of this circular, certain English translations of Chinese names or words in this circular are included for information only, and should not be relied upon as the official translation of such Chinese names or words.

∩W K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA
   (Chairman)
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
   (Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

**Principal Place of Business
   in Hong Kong:**
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

19 April 2007

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS
AND
FORMATION OF A JOINT VENTURE
FOR DEVELOPMENT OF LAND IN HONG KONG

1. INTRODUCTION

On 4 April 2007, the Board announced that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 25% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a discloseable transaction. The purpose of this circular is to provide you with details of the Joint Venture.

2. THE MOA

(I) DATE OF THE MOA

4 April 2007

(II) PARTIES TO THE MOA

1. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien.

2. King Chance, a wholly-owned subsidiary of Sino Land Company Limited.

3. Wealthy Vision, an indirect wholly-owned subsidiary of the Company.

4. Wideway Concept, an indirect wholly-owned subsidiary of USI Holdings Limited.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in 2 and 4 above in this section (II) are Independent 3rd Party.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company is investing in Ace Glory and the business of Ace Glory is to construct on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 13 March 2007 under which it can only be used for private residential purposes. The site area of the Land is (about) 19,902 square meters, and maximum gross floor area for development on the Land is 69,657 square meters, according to the Land Grant. Ace Glory (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it paid in full the land premium of HK$3,500,000,000 on 10 April 2007. The share of land premium is in proportion to each JV party's respective equity interest in the JV Company.

Ownership of Ace Glory and the JV Company

The board of directors of the JV Company and Ace Glory will comprise, in both cases, 8 directors, 3 of whom are nominated by Nan Fung Development, 2 each by King Chance and Wealthy Vision, and 1 by Wideway Concept.

Pursuant to the terms of the MOA, Nan Fung Development has transferred (at par) 250 issued shares which it has in the JV Company to Wealthy Vision, as well as 50 issued shares to Nan Fung Resources, 250 issued shares to King Chance, and 150 issued shares to Wideway Concept. The shareholdings of the JV Company is that as described in (A) of this section (III). The shareholding of Ace Glory is that as described in (B) of this section (III).

(A) THE JV COMPANY

Name of Shareholder	No. of issued shares held	% of equity interest
1. Nan Fung Development	300	30%
2. Nan Fung Resources	50	5%
3. King Chance	250	25%
4. Wealthy Vision	250	25%
5. Wideway Concept	150	15%
TOTAL	1,000 (US$1.00 each)	100%

(B) ACE GLORY

Name of Shareholder	No. of issued shares held	% of equity interest
1. The JV Company	One (HK$1.00 each)	100%

Executive Committee

There will be an executive committee under Ace Glory which is responsible for overseeing and monitoring the development and the day-to-day administration and management of development project on the Land. The executive committee reports to the board of Ace Glory and consists of 4 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of King Chance, Wealthy Vision, and Wideway Concept nominates one representative to the executive committee.

Financing of the JV Company and Ace Glory

Wealthy Vision and each of the JV Partners will finance the development of the Land (including the provision (on a several but not joint, or joint and several, basis) of guarantees (and, if required, guarantees by their respective holding companies) to lender(s) for external financing to Ace Glory or to the JV Company (as the case may be)) according to their respective equity interest in the JV Company.

(IV) CONSIDERATION AND COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Pursuant to the terms of the MOA, Wealthy Vision will pay for its 250 shares (representing 25% equity interest) in the issued share capital of the JV Company, and the Company has paid (pro-rata to its own 25% interest) HK$875,000,000 to finance the payment of the balance of the land premium by Ace Glory. Ace Glory has paid in full the land premium of HK$3,500,000,000 on 10 April 2007.

The total construction and development cost is estimated to be HK$1,350,000,000. The Company will finance its proportionate (25%) share of the construction and development cost of the Land by Ace Glory by providing (several/pro-rata) guarantee for bank borrowings by the JV Company and/or Ace Glory, and by way of shareholder's loan to the JV Company and/or Ace Glory.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$1,212,500,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1. 25% share of land premium	HK$875,000,000
2. 25% share of construction and development costs	HK$337,500,000

The Company will finance its total commitment through internal resources and bank financing.

3. ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

4. ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

5. ABOUT WIDEWAY CONCEPT

The Company has been informed that Wideway Concept is an indirect wholly-owned subsidiary of USI Holdings Limited, which is an investment holding company. The principal subsidiaries of USI Holdings Limited are engaged in garment manufacturing and trading, branded products

distribution, property rental and management, property development, property development management, provision of hospitality management services, and investing activities. The shares of USI Holdings Limited are listed on the Main Board of the Stock Exchange (Stock Code: 369).

6.   ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in The People's Republic of China, Hong Kong and South East Asia.

7.   REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole.

The Board does not expect the Joint Venture to have any significant effect on the earnings and assets and liabilities of the Company.

8.   GENERAL

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate. In the event that there is a material change to the terms of the MOA as described in this circular, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

9.   FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the ordinary Shares of the Company ("*Shares*"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) **Shares**

	Number of Shares					Approximate % of Issued Share Capital
Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Che-woo Lui	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.24
Francis Lui Yiu Tung	5,837,364	—	—	1,268,160,371[3]	1,273,997,735	52.34
Eddie Hui Ki On	580,000	—	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,230,931	—	—	—	2,230,931	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	1,268,160,371[3]	1,276,500,742	52.44
Sir David Akers-Jones	150,000	—	—	—	150,000	0.01
Michael Leung Man Kin	700,000	—	—	—	700,000	0.03
Philip Wong Kin Hang	601,226	—	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	—	550,000	0.02
Robin Chan Yau Hing	932,651	—	—	—	932,651	0.04
Charles Cheung Wai Bun	907,239	—	—	—	907,239	0.04
Robert George Nield	500,000	—	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

(b) Share Options

Directors	Options held at the Latest Practicable Date	Exercise Price per Share (HK$)	Exercise period
Che-woo Lui	1,350,000	1.906	22 Oct 2006 — 21 Oct 2011
Francis Lui Yiu Tung	1,340,000	1.906	22 Oct 2006 — 21 Oct 2011
Eddie Hui Ki On	580,000	1.906	22 Oct 2006 — 21 Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22 Oct 2006 — 21 Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22 Oct 2006 — 21 Oct 2011
Sir David Akers-Jones	150,000	0.720	1 Mar 2004 — 28 Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22 Oct 2006 — 21 Oct 2011
Leo Lee Tung Hai	500,000	1.906	22 Oct 2006 — 21 Oct 2011
Robin Chan Yau Hing	500,000	1.906	22 Oct 2006 — 21 Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22 Oct 2006 — 21 Oct 2011
Robert George Nield	500,000	1.906	22 Oct 2006 — 21 Oct 2011

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,191,314 Shares through the interests of his spouse.

(2) 35,376,195 Shares and 3,067,635 Shares are respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which are controlled by Dr. Che-woo Lui.

(3) 1,268,160,371 Shares representing more than one-third of the Company's issued share capital are held by the discretionary trusts established by Dr. Che-woo Lui as founder. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those Shares held by the trusts.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Shareholder	Number of Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,268,160,371[1]	52.10
Penta Investment Advisers Ltd.	342,866,104[2]	14.09
Zwaanstra John	342,866,104[2]	14.09
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[3]	7.88

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which holds 1,268,160,371 Shares.

(2) Penta Investment Advisers Ltd., a company controlled by Zwaanstra John, is interested in 342,866,104 Shares in the capacity of investment manager.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is the trustee of a trust which is interested in 191,857,634 Shares.

(4) Polymate Co., Ltd. is the ultimate holding company of those companies which are interested in 191,857,634 Shares.

There was duplication of interest of:

(i) 1,268,160,371 Shares among Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares are also interested by HSBC International Trustee Limited and of these Shares, 191,857,634 Shares are also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 342,866,104 Shares among Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into or has proposed to enter into any service agreements with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Che-woo Lui — a controlling shareholder of the Company (as defined under the Listing Rules) — as well as Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "*Relevant Directors*"), through (directly and indirectly) a family trust, are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("*Competing Business*") may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of the holding company of the Competing Business.

Notwithstanding that the Relevant Directors are also Directors, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

The Directors have also considered that, territorial wise, the Competing Business is more focusing in Hong Kong whereas the Group is more diversified with property development and property investment businesses in Mainland China, Hong Kong, and South East Asia. In terms of size, on a total assets basis, the Competing Business is substantially smaller than that of the Group. Also, the Group has a more diversified business and property portfolio than the Competing Business. The Directors considered that the Competing Business is not in line with the Group's current business strategy and will not consider including the Competing Business into the Group's business.

7. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants Association of Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

7. 其他資料

(甲) 本公司之註冊辦事處為 Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要辦事處為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師，亦為紐約州律師公會之律師及為星加坡之律師／出庭代訟人；而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

4. 訴訟

於最後可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須作賠償(法定賠償除外)之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士 — 為本公司之控股股東(定義見上市規則) — 與呂耀東先生及鄧呂慧瑜女士(三人統稱「有關董事」)，透過家族信託(直接或間接)於其下若干從事物業投資、買賣及發展業務之獨立管理公司中擁有權益。該等公司之業務(「競爭業務」)與本集團的業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。

儘管有關董事亦為本公司之董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名成員，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士(核數／會計及法律方面)，成功的實業家，及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

董事亦認為，就業務的區域而言，鑑於競爭業務較專注於香港之物業投資及買賣，本集團則廣及內地、香港及東南亞之物業投資發展，亦鑑於競爭業務之規模以總資產基準計算較本公司為小。同時，本集團擁有較多元化及妥善管理之物業投資組合。董事認為競爭業務之物業投資組合並非與本集團現時之投資策略一致，亦無意向競爭業務注入本集團。

3. 主要股東之權益

於最後可行日期，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

股東	股份數目 (好倉)	佔已發行股本 之概約百分率
HSBC International Trustee Limited	1,268,160,371[1]	52.10
Penta Investment Advisers Ltd.	342,866,104[2]	14.09
Zwaanstra John	342,866,104[2]	14.09
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[3]	7.88

附註：

(1) HSBC International Trustee Limited 為持有1,268,160,371股股份之全權信託之信託人。

(2) Penta Investment Advisers Ltd. 由 Zwaanstra John 控制。該公司以投資經理之身份擁有342,866,104股股份權益。

(3) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託之受益人及信託人，而該信託擁有191,857,634股股份權益。

(4) Polymate Co., Ltd. 為持有191,857,634股股份權益的公司之最終控股公司。

下列為重複權益：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士共同擁有1,268,160,371股股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，其中之191,857,634股股份權益由Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 共同擁有；及

(ii) Penta Investment Advisers Ltd. 及 Zwaanstra John 擁有之342,866,104股股份。

除上述披露外，於最後可行日期，本公司並無接獲任何擁有本公司股份及相關股份之權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報該等權益或淡倉。

(乙) 認股權

董事	於最後 可行日期 所持有之 認股權	每股 行使價 (港元)	行使期
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	—	—	—
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,191,314股股份之權益。

(2) Best Chance Investments Ltd.及步基證券有限公司分別持有35,376,195股股份及3,067,635股股份；該兩間公司均由呂志和博士控制。

(3) 由呂志和博士作為創立人之全權信託持有1,268,160,371股股份，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該信託所持有上述股份之權益。

上述所有權益均指好倉。

除上文所披露外，於最後可行日期，本公司各董事及行政總裁概無在本公司或其任何相聯法團 (定義見證券及期貨條例第XV部) 的股份、相關股份及債券中擁有任何權益或淡倉。

1.　責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2.　董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))，及根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)之本公司之普通股股份(「股份」)、相關股份及債券中所擁有之權益及淡倉(如有)，與有關認購股份之權益，及行使該等權益之詳情，分列如下：

(甲)　股份

董事	股份數目					佔已發行股本之概約百分率
	個人權益	家族權益	公司權益	其他權益	合計	
呂志和	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.24
呂耀東	5,837,364	—	—	1,268,160,371[3]	1,273,997,735	52.34
許淇安	580,000	—	—	—	580,000	0.02
倫贊球	2,230,931	—	—	—	2,230,931	0.09
鄧呂慧瑜	8,340,371	—	—	1,268,160,371[3]	1,276,500,742	52.44
鍾逸傑爵士	150,000	—	—	—	150,000	0.01
梁文建	700,000	—	—	—	700,000	0.03
黃乾亨	601,226	—	—	—	601,226	0.02
李東海	550,000	—	—	—	550,000	0.02
陳有慶	932,651	—	—	—	932,651	0.04
張惠彬	907,239	—	—	—	907,239	0.04
廖樂柏	500,000	—	—	—	500,000	0.02

除上文所披露外，上述所有個人權益均為各董事以實益擁有人之身份持有。

分銷品牌產品、物業租賃及管理、物業發展、物業發展管理、休閑活動管理及投資活動。富聯國際集團有限公司之股份於聯交所主板上市(股份代號:369)。

6. 有關澤原之資料

澤原為本公司之間接全資附屬公司,為一間投資控股公司。本公司主要附屬公司之主要業務為於中華人民共和國、香港及東南亞從事物業發展及投資。

7. 進行收購及成立合營企業之理由

董事認為香港樓市前景樂觀,尤其是豪宅市場。董事會相信,透過合營企業收購地塊之權益不僅可擴大本集團之資產投資組合,同時亦可提升本集團於香港豪宅市場之地位。董事認為合營企業乃按正常商業條款成立,條款對本公司及股東而言屬公平合理,而成立合營企業乃符合本公司及股東之整體利益。

董事會並未預期此合營企業會對本公司之利潤、資產及債務有任何重大的影響。

8. 一般事項

備忘協議對澤原、合營公司及合營夥伴均具約束力,並將於適當時間以一份由相同訂約方訂立之股東協議取代,屆時備忘協議將予終止。倘本通函所述備忘協議之條款有重大變更,本公司將另行公佈或刊發補充通函(視乎情況而定)。倘若本公司於合營企業之總資本承擔有任何增加,導致適用之百分比率超出25%,本公司將遵守上市規則第14章之相關規定。

9. 其他資料

敬請留意本通函附錄所載之一般資料。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零七年四月十九日

(IV) 合營企業之代價及本公司對合營企業之承擔

根據備忘協議之條款，澤原已支付其於合營公司已發行股本中之250股股份(佔25%股本權益)，而本公司(按其本身之25%權益之比例)已支付港幣875,000,000元，以便榮享支付地價餘額。榮享已於二零零七年四月十日全數支付地價港幣3,500,000,000元。

總建築及開發成本估計為港幣1,350,000,000元。本公司將透過就合營公司及／或榮享之銀行借貸(個別基準／按比例)提供擔保，及向合營公司及／或榮享股東以貸款方式，按其所佔建築及開發成本之(25%)比例，撥付榮享於地塊之建築及開發成本。

本公司於合營企業之總承擔(按現時估計)為港幣1,212,500,000元(本公司最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1. 地價之25%權益 港幣875,000,000元
2. 建築及開發成本之25%權益 港幣337,500,000元

本公司最終之總承擔額將由內部資源及銀行貸款融資。

3. 有關南豐發展及南豐資源之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有，而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務為於香港從事物業發展及投資。南豐資源由Crosby Investment Holdings Inc.全資擁有，為一間投資控股公司。陳慧慧女士(陳廷驊先生之女兒)為南豐資源之全資實益擁有人。

4. 有關會連之資料

本公司獲告知，會連為一間投資控股公司，為信和置業有限公司之全資附屬公司，信和置業有限公司之主要業務為於香港從事物業發展及投資，其股份於聯交所主板上市(股份代號：83)。

5. 有關華威之資料

本公司獲告知，華威為富聯國際集團有限公司之間接全資附屬公司，而富聯國際集團有限公司為一間投資控股公司。富聯國際集團有限公司之主要附屬公司之業務為製衣及貿易、

根據備忘協議之條款，南豐發展（按面值）已轉讓其於合營公司持有之250股已發行股份予澤原、50股已發行股份予南豐資源、250股已發行股份予會連，以及150股已發行股份予華威。合營公司之股權如本部份第(III)節(A)項所述。榮享之股權如本部份第(III)節(B)項所述。

(A) 合營公司

股東名稱	所持已發行股份數目	所佔股本權益百分比
1. 南豐發展	300	30%
2. 南豐資源	50	5%
3. 會連	250	25%
4. 澤原	250	25%
5. 華威	150	15%
總計	1,000（每股面值1美元）	100%

(B) 榮享

股東名稱	所持已發行股份數目	所佔股本權益百分比
1. 合營公司	一股（每股面值港幣1元）	100%

執行委員會

榮享轄下將會成立執行委員會專責監督及控制地塊發展及日常行政運作，以及管理該發展項目。執行委員會需向榮享之董事會滙報。執行委員由四名委員組成，其中由南豐發展及南豐資源同時提名一人加入執行委員會，而會連、澤原及華威則各提名一位代表加入執行委員會。

合營公司及榮享之融資

澤原及各合營夥伴將為發展地塊撥付資金，包括（按個別但非共同，或共同及個別基準）按彼等各自於合營公司之權益，就榮享或合營公司（視乎情況而定）獲得之外在融資向放債人提供擔保及（如有需要）由彼等各自之控股公司作出擔保。

2. 備忘協議

(I) 訂立備忘協議之日期:

二零零七年四月四日

(II) 合營企業之訂約方

1. (A)南豐發展(由陳廷驊先生實益擁有之公司)及(B)南豐資源(由陳慧慧女士實益擁有之公司)。

2. 會連,信和置業有限公司之全資附屬公司。

3. 澤原,本公司之間接全資附屬公司。

4. 華威,富聯國際集團有限公司之間接全資附屬公司。

各董事經合理查詢後知悉並深信,南豐發展、陳廷驊先生、南豐資源、陳慧慧女士,以及上文第(II)節第2及第4項所述之公司均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展地塊及管理發展後之房地產。合營公司持有榮享,而榮享則為建設及發展地塊。

地塊乃根據土地合同批出,由二零零七年三月十三日起為期50年。根據土地合同,地塊僅可用作私人住宅用途。根據土地合同,地塊之地盤面積(約)19,902平方米,而地塊之最大建築面積為69,657平方米。榮享(合營公司之全資附屬公司)已於二零零七年四月十日全數支付地價港幣3,500,000,000元後,以地塊之承批人身份與香港政府落實土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率分攤。

榮享及合營公司之擁有權

合營公司及榮享兩者之董事會將由八名董事組成,其中三人由南豐發展提名,另由會連及澤原各提名兩人,而華威則提名一人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：	**註冊辦事處：**
呂志和博士，GBS, MBE，太平紳士，LLD，DSSc, DBA（主席）	Canon's Court
呂耀東	22 Victoria Street
許淇安， GBS, CBE, QPM, CPM（董事總經理（署理））	Hamilton HM 12
倫贊球（副董事總經理）	Bermuda
鄧呂慧瑜，太平紳士	
非執行董事：	**香港主要營業地點：**
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*	香港
梁文建，CBE，太平紳士	北角
黄乾亨博士，GBS，太平紳士，LLD，DH	渣華道191號
李東海博士，GBM，GBS，LLD，太平紳士*	嘉華國際中心
陳有慶博士，GBS，LLD，太平紳士*	二十九樓
張惠彬博士，太平紳士*	
廖樂柏*	

*　獨立非執行董事

敬啟者：


須 予 披 露 交 易

及

成 立 合 營 企 業

藉 以 發 展 位 於 香 港 之 地 塊


1. 緒言

董事會宣佈，澤原（本公司之間接全資附屬公司）已就合營企業訂立備忘協議，藉以發展地塊。根據備忘協議，本公司同意購入合營公司之25%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露交易。本通函旨在向　閣下提供合營企業之詳情。

「地塊」	指	土地合同所述於新界土地註冊處註冊為香港新界大埔大埔市地段188號白石角填海工程第一期C地盤之該幅土地
「土地合同」	指	榮享與香港政府將就地塊訂立之土地條件批文
「最後可行日期」	指	二零零七年四月十七日，即本通函付印前確認其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「備忘協議」	指	澤原、合營公司及合營夥伴就合作發展地塊而於二零零七年四月四日訂立之備忘協議
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生實益擁有，為一獨立第三方
「南豐資源」	指	南豐資源有限公司，一間於香港註冊成立之公司，由陳慧慧女士(陳廷驊先生之女兒)實益擁有，為一獨立第三方
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國法定貨幣美元
「澤原」	指	澤原有限公司，一間於香港註冊成立之公司，為本公司之間接全資附屬公司
「華威」	指	華威基業有限公司，一間於香港註立之有限公司，為富聯國際集團有限公司之間接全資附屬公司
「百分比」	指	百分比

就本通函而言，內文中若干中文名稱或詞彙的英文翻釋僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻釋。

釋　義

在本通函內,除文義另有所指外,下列詞彙具有以下涵義:

「榮享」	指	榮享有限公司,一間於香港註冊成立的公司,其註冊地址位於香港畢打街3號中建大廈9樓
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司,一間於百慕達註冊成立之獲豁免有限公司,其股份於聯交所主板上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司之統稱
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及指香港法定貨幣港元
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人)之獨立第三方
「合營企業」	指	本公司根據備忘協議之條款與合營夥伴合作,透過合營公司及榮享以發展地塊
「合營公司」	指	Full Raise International Limited,一間於英屬處女群島註冊成立之公司,註冊辦事處位於P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands,為合作發展地塊及根據備忘協議之條款而成立之合營公司
「合營夥伴」	指	南豐發展、南豐資源、會連及華威之統稱,其各自亦稱為「合營夥伴」
「會連」	指	會連發展有限公司,一間於香港註冊成立之公司,由信和置業有限公司實益擁有,為一獨立第三方

目　錄

此乃要件　請即處理

閣下如對本通函任何方面有**疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之 K. Wah International Holdings Limited 嘉華國際集團有限公司之股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露交易
及
成立合營企業
藉以發展位於香港之地塊

二零零七年四月十九日

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT OF ANNUAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006

ANNUAL RESULTS HIGHLIGHTS

FINAL DIVIDEND

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31 December 2006

CONSOLIDATED BALANCE SHEET

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Mainland China

Hong Kong

A85

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

截至二零零六年十二月三十一日止年度之全年業績公佈

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSEABLE TRANSACTIONS AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

The Board announces that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 25% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a Discloseable Transaction. The Company intends to dispatch a circular to the Shareholders within the time and containing such details as are required by the Listing Rules.

(I) **DATE OF THE MOA:** 4 April 2007

(II) **PARTIES TO THE MOA**

1. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien
2. King Chance, a wholly-owned subsidiary of Sino Land Company Limited
3. Wealthy Vision, an indirect wholly-owned subsidiary of the Company
4. Wideway Concept, an indirect wholly-owned subsidiary of USI Holdings Limited

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in 2 and 4 above in this section (II) are Independent 3rd Parties.

(III) **MAJOR TERMS OF THE MOA**

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company will be to invest in Ace Glory and the business of Ace Glory will be to construct on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 13 March 2007 under which it can only be used for private residential purposes. The site area of the Land is (about) 19,802 square meters, and maximum gross floor area for development on the Land is 69,657 square meters, according to the Land Grant. Ace Glory (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it pays in full the land premium of HK$3,500,000,000 on 10 April 2007. The share of land premium will be in proportion to each JV party's respective equity interest in the JV Company.

Ownership Of Ace Glory & the JV Company

The board of directors of the JV Company and Ace Glory will comprise, in both cases, 8 directors, 3 of whom are nominated by Nan Fung Development, 2 each by King Chance and Wealthy Vision, and 1 by Wideway Concept.

Pursuant to the terms of the MOA, Nan Fung Development will transfer (at par) 250 issued shares which it has in the JV Company to Wealthy Vision, as well as 50 issued shares to Nan Fung Resources, 250 issued shares to King Chance, and 150 issued shares to Wideway Concept, after which the shareholdings of the JV Company will be as described in (A) of this section (III). The shareholding of Ace Glory is that as described in (B) of this section (III).

(A) **THE JV COMPANY**

Name of Shareholder	No. of issued shares to held	% of equity interest
1. Nan Fung Development	300	30%
2. Nan Fung Resources	50	5%
3. King Chance	250	25%
4. Wealthy Vision	250	25%
5. Wideway Concept	150	15%
TOTAL	1,000 (US$1.00 each)	100%

(B) **ACE GLORY**

Name of Shareholder	No. of issued shares held	% of equity interest
1. The JV Company	One (HK$1.00 each)	100%

Executive committee

There is an executive committee under Ace Glory which is responsible for overseeing and monitoring the development and the day-to-day administration and management of development project on the Land. The executive committee reports to the board of the Ace Glory and consists of 4 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of King Chance, Wealthy Vision, and Wideway Concept nominates one representative to the executive committee.

Financing of the JV Company & Ace Glory

Wealthy Vision and each of the JV Partners will finance the development of the Land (including the provision (on a several but not joint, or joint and several, basis) of guarantees (and, if required, guarantees by their respective holding companies) to lender(s) for external financing to Ace Glory or to the JV Company (as the case may be)) according to their respective equity interest in the JV Company.

(IV) **CONSIDERATION & COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE**

Pursuant to the terms of the MOA, Wealthy Vision will pay for its 250 shares (representing 25% equity interest) in the issued share capital of the JV Company, and the Company will pay (pro rata to its own 25% interest) HK$875,000,000 (including the HK$12,500,000 it advanced on its (25%) share of the part payment of the Land premium) to finance the payment of the balance of the land premium by Ace Glory on 10 April 2007.

The total construction and development cost is estimated to be HK$1,350,000,000. The Company will finance its proportionate (25%) share of the construction and development cost of the Land by Ace Glory by providing (several/pro rata) guarantee for bank borrowings by the JV Company and/or Ace Glory, and by way of shareholder's loan to the JV Company and/or Ace Glory.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$1,212,500,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1. 25% share of land premium	HK$875,000,000
2. 25% share of construction and development costs	HK$337,500,000

The Company will finance its total commitment through internal resources and bank financing.

ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

ABOUT WIDEWAY CONCEPT

The Company has been informed that Wideway Concept is an indirect wholly-owned subsidiary of USI Holdings Limited, which is an investment holding company. The principal subsidiaries of USI Holdings Limited are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development, property development management, provision of hospitality management services, and investing activities. The shares of USI Holdings Limited are listed on the Main Board of the Stock Exchange (Stock Code: 369).

ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in The People's Republic of China, Hong Kong and South East Asia.

REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole.

GENERAL

The acquisition by the Company of a 25% interest in the JV Company and its financing commitment exceed 5% but does not exceed 25% of one or more of the applicable percentage ratios (as defined in the Listing Rules), and as such, it constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular on the Joint Venture in accordance with the requirements of the Listing Rules will be dispatched to the Shareholders as soon as practicable.

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate.

In the event that there is a material change to the terms of the MOA as described in this announcement, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement:

"Ace Glory"	Ace Glory Limited, a company incorporated in Hong Kong with registered office presently at 9th Floor, Central Building, 3 Pedder Street, Hong Kong
"associates"	has the meanings ascribed thereto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Group"	collectively refers to the Company and its subsidiaries.
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong).
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them).
"Joint Venture"	refers to the joint venture of the Company and the JV Partners formed for development of the Land through the JV Company and Ace Glory on the terms of the MOA.
"JV Company"	Full Raise International Limited, a company incorporated in British Virgin Islands with registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture.
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources, King Chance and Wideway Concept, and "JV Partner" is any one of them.
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land Company Limited and is an Independent 3rd Party
"Land Grant"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Ace Glory with the Hong Kong Government.
"Land"	that piece of land registered in the Land Registry (New Territories) as Tai Po Town Lot No.188 at Pak Shek Kok Reclamation Phase I, Site C, Tai Po, New Territories, Hong Kong as described in the Land Grant
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOA"	a Memorandum of Agreement dated 4 April 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture.
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is beneficially owned by Mr. Chen Din Hwa and an independent 3rd Party
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an independent 3rd Party
"Shareholder(s)"	refers to the shareholder(s) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Wealthy Vision"	Wealthy Vision Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company.
"Wideway Concept"	Wideway Concept Limited, a limited company established in Hong Kong and an indirect wholly-owned subsidiary of USI Holdings Limited
"%"	percentage.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu, the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 4 April 2007

香港經濟日報　　2007年4月10日　星期二

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(股份代號：173)

須予披露交易
及
成立合營企業
藉以發展位於香港之該土地

[illegible]

(I) [illegible]

(II) 合營企業之訂約方

1. [illegible]
2. [illegible]
3. [illegible]
4. [illegible]

[illegible]

(III) [illegible]

成立合營企業之目的

[illegible]

董事及合營公司之擁有權

[illegible]

(A) 合營公司

股東名稱	擁有已發行股份數目	所佔股本權益百分比
1. [illegible]	300	30%
2. [illegible]	50	5%
3. [illegible]	250	25%
4. [illegible]	250	25%
5. [illegible]	150	15%
總計	1,000 ([illegible])	100%

(B) [illegible]

股東名稱	擁有已發行股份數目	所佔股本權益百分比
1. 合營公司	一股 ([illegible])	100%

執行委員會

[illegible]

[illegible]

[illegible]

(IV) [illegible]

[illegible]

1. [illegible] 港幣875,000,000元
2. [illegible] 港幣337,500,000元

[illegible]

[illegible]

[illegible]

[illegible]

一般事項

[illegible]

釋義

[illegible]

「聯交所」 指 香港聯合交易所有限公司。

[illegible]

百分比。

[illegible]

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
[illegible]

香港，二零零七年四月[illegible]日

香港經濟日報　　　　2007年4月30日　星期一

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

股東週年大會通告

茲訂於二零零七年六月二十日星期三上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層嘉華廳召開二零零七年嘉華國際集團有限公司（「本公司」）股東週年大會（「年會」），商議下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師報告書；
2. 宣派截至二零零六年十二月三十一日止年度之末期股息；
3. 選舉董事，及釐定董事袍金；
4. 重聘核數師，並授權董事會釐定其酬金；
5. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

5.1 「動議：

(甲) 無條件授權本公司董事（「董事」）根據一切適用的法例和香港聯合交易所有限公司證券上市規則（「上市規則」）的規定，於有關期間內行使本公司所有權力以購回或以其他方式收購本公司之股份，但根據本文第5.1（甲）段之批准所購回或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，而此上述之授權須受此限制；及

(乙) 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；
(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會須予召開之期限屆滿時；及
(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

5.2 「動議：

[illegible]

(乙) 上文第5.2(甲)段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權及認股權證；

(丙) 董事依據上文第5.2（甲）段授權配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（除(i)配售新股；或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時按本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外）— 不得超過總額：

(甲甲) 本公司於通過本文第5.2項決議案當日已發行股本面值總額百分之二十；另加

(乙乙)（倘董事獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以本公司通過本決議案當日已發行股本面值總額百分之十為限），

而上文所授賦予之授權亦須受此限制；及

(丁) 就本文第5.2項決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；
(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會須予召開之期限屆滿時；及
(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「動議授權董事，就載有本決議案之年會通告內第5.2項決議案（丙）段之（乙乙）分段所述之本公司股本，行使該決議案（甲）段所述之權力。」

6. 作為特別事項考慮下列決議案，如認為適當，即通過為特別決議案：

「動議本公司之公司細則作出下列修訂：

(i) (甲) 公司細則第107(A)(vii)條

刪除於細則第107(A)(vii)條第一行內之「一個特別決議」，並以「一個普通決議」字詞取代之；及

(乙) 公司細則第115條

刪除於細則第115條第一行內之「特別決議」字詞，並以「普通決議」字詞取代之。

及任何董事必須在授權代表本公司執行上述之更進一步行動時，於其職責上，確定其符合有關之公司細則修訂；及

(ii) 本公司之新公司細則綜合了所有有關建議案第6(i)項之建議修訂，及所有在會議前為符合法律規定之修訂表格，並待此正式通過即時取替本公司現存的公司細則。」

承董事會命
公司秘書
[illegible]

香港，二零零七年四月三十日

附註

1. 有權出席及於二零零七年六月二十日舉行的年會並於會上投票的股東，均可委任一位或多位代表出席會議並以投票方式表決時代為投票。代表無須為本公司股東。
2. 年會所適用的委任表格連同二零零六年年報於二零零七年四月三十日寄予股東。[illegible]，最遲須於年會（或其任何續會）舉行時間四十八小時前，送達本公司於香港之主要辦事處，地址為香港[illegible]中心二十九樓（註明公司秘書收），方為有效。
3. 董事會建議派發以股代息（附現金選擇）末期股息每股港幣2.5仙。
4. 本公司將於二零零七年六月十三日至二零零七年六月二十日（包括首尾兩天），暫停辦理股份過戶登記手續。[illegible]二零零七年六月十二日下午四時三十分前，將所有過戶文件[illegible]183號合和中心17樓1712至1716室本公司之香港股份過戶登記分處[illegible]，辦理股份過戶手續。
[illegible]
6. 二零零六年十二月三十一日止之財政年度，[illegible]董事會、審核委員會及薪酬委員會之董事袍金，列於下表之水平支付，[illegible]

	截至二零零六年十二月三十一日止年度（及第一財政年度（除非另有決議））之董事袍金	
	主席	成員
	港幣	港幣
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關本通告內第4項議程[illegible]二零零七年十二月三十一日止年度[illegible]二零零七年十二月三十一日止年度的核數師酬金。
8. 有關第5.1及5.2項[illegible]於二零零六年五月二十九日舉行的二零零六年股東週年大會上[illegible]通函附錄二。[illegible]
9. 有關本通告內第6項[illegible]修訂本公司之公司細則[illegible]如中英文版本有任何歧異，概以英文版本為準。

截至本公佈日，執行董事為呂志和博士（主席）、呂耀東先生、[illegible]；非執行董事為[illegible]；而獨立非執行董事為[illegible]。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("*AGM*") of the shareholders of K. Wah International Holdings Limited ("*Company*") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Wednesday, 20 June 2007 at 11:00 a.m. for the following purposes

1 To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2006,

2 To declare a final dividend for the year ended 31 December 2006,

3 To elect directors and fix the directors' remuneration,

4 To re-appoint auditors and authorise the directors to fix their remuneration,

5 As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions

5.1 "THAT

(a) a general mandate be and is hereby given unconditionally to the directors of the Company ("*Directors*") during the Relevant Period to exercise all the powers of the Company to repurchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("*Listing Rules*") provided that the aggregate nominal amount of shares so repurchased or otherwise acquired pursuant to the approval in this paragraph 5.1(a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly, and

(b) for the purpose of this Resolution

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next AGM of the Company,

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held, and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "THAT

(a) subject to paragraph 5.2(c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power,

(b) the mandate in paragraph 5.2(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period,

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2(a) above — otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next AGM of the Company;

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting, and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6 As special business, to consider and, if thought fit, pass the following resolution as Special Resolution

"THAT the existing Bye-laws of the Company ("*Bye-laws*") be and are hereby amended in the following manners

(i) (a) Bye-law 107(A)(vii)

By deleting the words "a special resolution" and substituting therefor the words "an ordinary resolution" in the first line, and

(b) Bye-law 115

By deleting the words "special resolution" and substituting therefor the words "ordinary resolution" in the first line,

and that any Director be and is hereby authorized to take such further action as he may, in his sole and absolute thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing Bye-laws, and

(ii) the new Bye-laws, consolidating all of the proposed amendments referred to in Resolution 6(i) and all previous amendments made in compliance with applicable laws, be and are hereby adopted with immediate effect in replacement of the existing Bye-laws."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 30 April 2007

Notes

1 Shareholder entitled to attend and vote at the AGM to be held on 20 June 2007 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.

2 Proxy form for use at the AGM is sent to the shareholders together with the 2006 Annual Report on 30 April 2007. The proxy form will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.

3 The Board has recommended a final dividend (scrip with cash option) of 2.5 HK cents per share.

4 The registers of members will be closed from 13 June 2007 to 20 June 2007 (both days inclusive) during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited of Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:30 p.m. on 12 June 2007.

5 On agenda item 3 of this Notice, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire at the AGM by rotation in accordance with the Bye-laws of the Company and they, being eligible, offer themselves for re-election as such by the shareholders of the Company. Biographical details of these three Directors are set out in Appendix I to the circular of the Company dated 30 April 2007 ("Circular"). Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in the Circular. Shareholders will vote on the re-election of these retiring Directors individually by separate resolutions.

6 The remuneration payable to Directors who served on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31 December 2006, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year end in question.

	Fee for Director acting as such for the year ended 31 December 2006 (and for subsequent financial years until otherwise determined) Chairman HK$	Member HK$
The Board	100,000	80,000
Audit Committee	100,000	60,000
Remuneration Committee	50,000	40,000

7 On agenda item 4 of this Notice regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2007 cannot be fixed at the beginning of 2007 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31 December 2007, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2007 is required, and is hereby sought, at the AGM.

8 In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2006 Annual General Meeting of the Company held on 29 May 2006. No share has since been issued, or repurchased, pursuant to these previous mandates, both of which will lapse at the conclusion of the forthcoming AGM unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to the Circular.

9 On agenda item 6 of this Notice regarding the amendments to the Bye-laws in order to bring the Bye-laws in line with paragraph 4(3) of Appendix 3 to the Listing Rules relating to the procedure for the removal of Directors, the Board proposes to pass Special Resolution 6 at the AGM to amend the relevant provisions of the Bye-laws. The Bye-laws are written in English and there is no official Chinese translation thereof. The Chinese version of Special Resolution 6 on amendments to the Bye-laws is purely a translation only. Should there be any discrepancies between the English and Chinese version, the English version shall prevail.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Lee Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

The Standard Monday, March 5, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

ANNOUNCEMENT

The Board announces that Victory Way and the PRC Party have mutually agreed to terminate the Agreement for formation of joint venture with effect from 2nd March 2007.

Reference is made to the announcement of the Company dated 26th May 2006 ("***Announcement***") and the circular of the Company dated 19th June 2006 ("***Circular***") relating to the Agreement entered into, on 26th May 2006, by Victory Way (a subsidiary of the Company) and the PRC Party (a wholly-owned subsidiary of China Vanke) on formation of a joint venture in respect of the PRC Lands. Terms used herein shall have the same meaning as those defined in the Announcement and the Circular unless otherwise stated.

Despite extension of time to negotiate, the Parties cannot reach agreement on the JV Documents. Accordingly, the Parties have agreed to mutually terminate the Agreement as and from 2nd March 2007. Upon such termination, the Parties are released from all obligations and interest in the Agreement, Hui Cheng will remain a wholly-owned subsidiary of the Group (in which the PRC Party will not have any interest), and neither Party has any claim against or liability towards the other of them under the Agreement. No consideration has been paid or received by Victory Way or the Company in respect of the Agreement and the termination of the Agreement does not have any material adverse impact on the operations of the Group.

At the date of this announcement, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 2nd March 2007

香港經濟日報　　2007年3月5日　星期一

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

公佈

> 董事會謹此宣佈，宏途與中方已達成協議，終止雙方就成立合營企業所簽訂之協議書，生效日期為二零零七年三月二日。

茲提述本公司於二零零六年五月二十六日刊發之公佈（「該公佈」）及本公司於二零零六年六月十九日刊發之通函（「該通函」），關於宏途（本公司之附屬公司）與中方（萬科之全資附屬公司）於二零零六年五月二十六日就共同發展內地地塊而成立合營企業所簽訂之協議書。除文義另有所指外，本公佈所用詞彙與該公佈及該通函所界定者具有相同涵義。

自協議書簽訂後，訂約雙方延長商討，唯仍未能就合營文件達成共識。有鑑於此，訂約雙方同意於二零零七年三月二日終止協議書。協議書終止後，訂約雙方皆不對協議書再負上任何義務或再享有任何權益；匯城繼續成為本集團之全資附屬公司，（中方並無在匯城佔有任何權益）；以及協議書內任何一方亦無須對另一方負上任何責任，而任何一方亦不可向另一方作任何索償。宏途或本公司並無收取或支付任何協議書之代價，終止協議書對本集團之營運並無任何重大影響。

於本公佈日，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；及獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年三月二日

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

ANNOUNCEMENT

The board of directors (*"Board"*) of K. Wah International Holdings Limited (*"Company"*) announces that Mr. William Lo Chi Chung (*"Mr. Lo"*) has resigned as an executive director of the Company with effect from 1 January 2007 due to job re-deployment. Mr. Lo has confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Lo for his valuable efforts and contributions to the Company during his terms of service.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 1 January 2007

香港經濟日報　2007年1月2日　星期二

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

公佈

K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)董事會(「董事會」)宣佈，羅志聰先生(「羅先生」)因調職而辭任本公司執行董事一職，生效日期為二零零七年一月一日。羅先生確認，彼與董事會並無意見分歧，亦無任何與其辭任有關而須知會本公司股東之事宜。

董事會謹此就羅先生在任期間對本公司所作出之努力及寶貴貢獻致以衷心感謝。

於本公佈日期，本公司之執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；及獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年一月一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

Continuing Connected Transaction

References are made to (i) the Joint Announcement dated 6 March 1997 in relation to the Contract and (ii) the Circular dated 30 June 2005 in relation to the Acquisition.

Upon Completion, GEG has become a connected person of the Company and the Guarantee granted by the Company in favour of the Government in March 1997 in respect of the performance by KWP Quarry, a subsidiary of GEG, of its obligations under the Contract will constitute a continuing connected transaction of the Company under the Listing Rules. The granting of the Guarantee by the Company is therefore subject to the reporting and disclosure requirements under Chapter 14A of the Listing Rules.

References are made to (i) the Joint Announcement dated 6 March 1997 in relation to the Contract and (ii) the Circular dated 30 June 2005 in relation to the Acquisition.

Background

In 1997, GEG acquired from the Company certain construction materials businesses which included, amongst others, the Company's entire interest in K. Wah Quarry, details of which are set out in the joint announcement issued by the Company and GEG dated 24 February 1997. K. Wah Quarry and Pioneer respectively holds 63.5% and 36.5% interest in KWP Quarry.

The Contract

In March 1997, KWP Quarry was awarded the Contract by the Government and the Guarantors executed the Guarantee on 5 March 1997 in favour of the Government in respect of the performance by KWP Quarry of its obligations under the Contract.

A counter indemnity was separately entered into amongst the Pioneer Parties and the K. Wah Parties to the intent and effect that as between the Pioneer Parties and the K. Wah Parties, liabilities under the Guarantee will be borne by them in proportions equivalent to their respective interests in KWP Quarry. In addition, on 5 March 1997, GEG also gave an indemnity to the Company against, inter alia, its liability under the Guarantee up to an amount proportionate to K. Wah Quarry's interest in KWP Quarry. With such arrangements, the liability of the Company under the Guarantee is fully covered by indemnities from other parties. Details of the Guarantee and the indemnities were set out in the Joint Announcement.

The Guarantee

Under the Guarantee, the Guarantors have guaranteed to the Government the due and punctual performance by KWP Quarry of all its obligations, duties, undertakings and liabilities under and in accordance with the terms and conditions of the Contract. The Guarantors have also agreed, inter alia, to indemnify the Government against all losses, damages, costs and expenses suffered or incurred by the Government arising by reason of any act, default or omission on the part of (i) KWP Quarry in performing and observing KWP Quarry's obligations under and in connection with the Contract and (ii) the Guarantors in performing and observing the Guarantors' obligations under the provisions of the Guarantee.

Continuing Connected Transaction

Upon Completion, GEG ceased to be a subsidiary of the Company and has become a connected person of the Company since it is an associate of the Trusts which collectively are in turn a substantial Shareholder. The Trusts hold approximately 39.16% and 52.17% interest in GEG and the Company respectively.

Accordingly, the Guarantee granted by the Company in respect of the performance by KWP Quarry, a subsidiary of GEG, of its obligations under the Contract will constitute a continuing connected transaction of the Company under the Listing Rules and is subject to the reporting and disclosure requirements under Chapter 14A of the Listing Rules.

The Group is principally engaged in property development and investment in Mainland China, Hong Kong and South East Asia. The Guarantee, the execution of which was a condition for the grant of the Contract, was given by the Company back in 1997 when it controlled GEG. With the counter indemnity and the indemnity arrangements in place, any liability of the Company under the Guarantee is fully covered by the Pioneer Parties and by GEG. The Company has approximately 18.7% equity interest in GEG, the business of which includes the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China. Having taking into account the matters disclosed above and the circumstances, the Directors (including the independent non-executive Directors) are of the view that it is in the interests of the Company and the Shareholders as a whole to continue with the Guarantee the terms of which are fair and reasonable in the circumstances.

The Company will comply in full with all applicable reporting, disclosure and independent. Shareholders' approval requirements set out in Chapters 14 and 14A of the Listing Rules should there be any change in the terms of the Guarantee.

DEFINITIONS

The following expressions shall, unless the context otherwise requires, have the following meanings in this announcement:

"Acquisition" — the acquisition by GEG of interests in Galaxy Casino, S.A. as described in the Circular

"Board" — the board of Directors

"Circular" — the joint circular issued by the Company and GEG dated 30 June 2005 in relation the Acquisition

"Company" — K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange

"Completion" — completion of the Acquisition which took place on 22 July 2005

"Contract" — Contract No. GE/96/10 awarded by the Government to KWP Quarry on 5 March 1997 for the quarrying rights and the rehabilitation of the quarry at Tai Sheung Tok, Anderson Road, Kowloon, Hong Kong

"connected" and "connected persons" — the meanings given to them in the Listing Rules

"Directors" — directors of the Company

"GEG" — Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange

"Government" — the Government of Hong Kong

"Group" — the Company and its subsidiaries

"Guarantee" — a joint and several guarantee executed by the Guarantors on 5 March 1997 in favour of the Government in respect of the performance by KWP Quarry of its obligations under the Contract

"Guarantors" — the Company, K. Wah Quarry, Pioneer International and Pioneer

"Hong Kong" — the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Third Party(ies)" — to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, person(s), or in the case of companies, their ultimate beneficial owner(s), who are independent of and not connected with the Company and its connected persons

"Joint Announcement" — the joint announcement dated 6 March 1997 issued by the Company and GEG (then known as International Pipe Limited) in relation to, among other things, the Contract

"K. Wah Parties" — the Company and K. Wah Quarry

"K. Wah Quarry" — K. Wah Quarry Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of GEG

"KWP Quarry" — KWP Quarry Co. Limited, a company incorporated in Hong Kong with limited liability and held as to 63.5% by K. Wah Quarry and 36.5% by Pioneer

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"Pioneer" — Pioneer Quarries (Hong Kong) Limited, an Independent Third Party (not taking into account its direct interest in KWP Quarry)

"Pioneer International" — Pioneer International Limited, the holding company of Pioneer when the Guarantee was executed and an Independent Third Party (not taking into account its indirect interest in KWP Quarry)

"Pioneer Parties" — Pioneer and Pioneer International

"Shareholder(s)" — holder(s) of share(s) in the Company

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

"Trusts" — the discretionary family trusts established by Dr. Lui Che Woo, a director of the Company and GEG, as the founder

"HK$" — Hong Kong dollars, the lawful currency of Hong Kong

As at the date of this announcement, the executive Directors are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kon, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 10 November 2006

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

持續關連交易

茲提述本公司(i)於一九九七年三月六日刊發之聯合公佈關於合約事宜及(ii)於二零零五年六月三十日刊發一份通函關於收購事宜。

於收購完成後，銀河娛樂成為本公司之關連人士，並且根據上市規則本公司就保證嘉安石礦（銀河娛樂之一間附屬公司）按合約履行其責任而於一九九七年三月向政府作出之擔保構成為本公司之一項持續關連交易。因此，本公司須根據上市規則第十四A章之要求於報章上刊登公佈及披露有關本公司作出該項擔保之詳細資料。

茲提述本公司(i)於一九九七年三月六日刊發之聯合公佈關於合約事宜及(ii)於二零零五年六月三十日刊發一份通函關於收購事宜。

背景

於一九九七年，銀河娛樂向本公司購入若干建築材料業務，其中包括本公司於嘉華石礦所持全部權益，詳情已刊載於本公司及銀河娛樂於一九九七年二月二十四日刊發之聯合公佈內。嘉華石礦及派安分別持有嘉安石礦63.5%及36.5%之權益。

有關合約

於一九九七年三月，嘉安石礦獲政府授予合約，擔保人並於一九九七年三月五日向政府作出一項擔保，保證嘉安石礦履行有關合約之責任。

派安一方與嘉華一方按照其於嘉安石礦所持有的權益比例各自簽訂了一項逆賠償保證。另於一九九七年三月五日，銀河娛樂亦向本公司作出一項賠償保證。據此，銀河娛樂同意根據就本公司向政府作出之擔保所承擔責任（最多以根據嘉華石礦於嘉安石礦所持權益按比例計算之金額為限）向本公司提供賠償保證。就上述安排，本公司就擔保所承擔之全部責任得到各有關方面之賠償保證。擔保及其他賠償保證之詳情已刊載於聯合公佈內。

有關擔保

根據擔保，擔保人向政府提供擔保，保證嘉安石礦按合約之條款履行其所有責任、承諾及債務。擔保人亦已同意（其中包括）因其中任何部份(i)嘉安石礦按有關合約履行及遵守其責任及(ii)擔保人根據擔保條款履行及遵守其等之責任之任何行為、疏忽或失職而導致政府遭受之所有損失、費用及支出，向政府賠償。

持續關連交易

於收購完成後，銀河娛樂不再是本公司之附屬公司並成為本公司之關連人士（概因其為信託之聯繫人，而信託為本公司之主要股東）。信託分別持有銀河娛樂及本公司約39.16%及52.17%之權益。

因此，根據上市規則，本公司就保證嘉安石礦（銀河娛樂之一間附屬公司）按合約條款履行其責任所提供之擔保構成為一項持續關連交易，並須根據上市規則第十四A章之要求作出申報及披露。

本集團之主要業務為於中國內地、香港及東南亞從事物業發展及投資。本公司（其當時控制銀河娛樂）於一九九七年提供擔保乃為批予合約之一項條款。本公司就擔保所承擔之全部責任均得到派安一方及銀河娛樂提供之逆賠償保證及賠償保證之安排。本公司於銀河娛樂持有約18.7%權益，銀河娛樂之業務包括於香港、澳門及中國內地從事生產、銷售及分銷建築材料。經考慮到上述之披露事項及情況，董事（包括獨立非執行董事）認為繼續提供擔保之條款屬公平合理，符合本公司及股東之利益。

如擔保之條款有任何變更，本公司將會全面遵守上市規則第十四及十四A章所有適用的申報、披露及獨立股東批准的規定。

釋義

於本公佈內，除非文義另有所指，否則以下詞彙分別具備以下涵義：

「收購」	指	於通函內所述關於銀河娛樂購入Galaxy Casino, S.A.之權益
「董事會」	指	本公司之董事會
「通函」	指	本公司及銀河娛樂於二零零五年六月三十日就收購事宜刊發之一份聯合通函
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限責任公司，其股份在聯交所上市
「完成」	指	於二零零五年七月二十二日完成收購事宜
「合約」	指	嘉安石礦於一九九七年三月五日獲政府授予一份合約（合約編號GE/96/10），其有權復修位於香港九龍安達臣道大上托之石礦場及在上址進行採石
「關連」及「關連人士」	指	具有上市規則賦予其之涵義
「董事」	指	本公司之董事
「銀河娛樂」	指	銀河娛樂集團有限公司，一間於香港註冊成立之有限公司，其股份在聯交所上市
「政府」	指	香港政府
「本集團」	指	本公司及其附屬公司
「擔保」	指	擔保人於一九九七年三月五日向政府作出一項共同及個別擔保，保證嘉安石礦履行其於合約之責任
「擔保人」	指	本公司、嘉華石礦、Pioneer International及派安
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	就本公司之董事所知悉、盡得之資料，並於作出一切合理查詢後深信，各方人士或公司及其最終實益擁有人均為獨立第三方，並無與本公司及其關連人士有任何關連
「聯合公佈」	指	本公司及銀河娛樂（前稱國際商業有限公司）就合約事宜於一九九七年三月六日刊發之一份聯合公佈
「嘉華一方」	指	本公司及嘉華石礦
「嘉華石礦」	指	嘉華石礦有限公司，一間於香港註冊成立之有限公司，為銀河娛樂全資擁有之附屬公司
「嘉安石礦」	指	嘉安石礦有限公司，一間於香港註冊成立之有限公司，由嘉華石礦及派安分別持有63.5%及36.5%之權益
「上市規則」	指	聯交所證券上市規則
「派安」	指	派安石礦有限公司，為獨立第三方（不考慮其於嘉安石礦直接持有之權益）
「Pioneer International」	指	Pioneer International Limited，於簽訂擔保時為派安之控股公司，亦為獨立第三方（不考慮其於嘉安石礦間接持有之權益）
「派安一方」	指	派安及 Pioneer International
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司
「信託」	指	由呂志和博士作為創立人成立之全權家族信託。呂博士為本公司及銀河娛樂之董事
「港幣」	指	港元，香港法定貨幣

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、鄧貴彰先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零六年十一月十日

END